# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oncocyte Corp, CIK 0001642380
CUSIP: 68235C206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 15 CUSHING, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,857,069; sole dispositive power 2,857,069; aggregate amount beneficially owned 2,857,069 (10% of the class)
  Comment: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE) and Special Situations Life Sciences Fund, L.P. (SSLS). (CAYMAN, SSFQP, SSPE, and SSLS will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 496,072 shares of Common Stock of the Issuer (the Shares) 552,464 Pre-Funded Warrants* and 656,661 Warrants* to purchase 32,833 Shares of Common Stock held by CAYMAN, 1,740,165 Shares, 437,228 Pre-Funded Warrants* and 2,345,216 Warrants* to purchase 117,261 Shares of Common Stock held by SSFQP, 195,431 Shares, 292,374 Pre-Funded Warrants and 375,234 Warrants* to purchase 18,762 Shares of Common Stock held by SSPE, and 390,862 Shares, 584,748 Pre-Funded Warrants and 375,234 Warrants* to purchase 18,762 Shares of Common Stock held by SSLS. The number of shares being reported as beneficially owned is calculated using 9.99% of the outstanding shares
  
  * The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares.

## Item 1. Issuer
Name of issuer: Oncocyte Corp
Address of issuer's principal executive offices: 15 CUSHING, IRVINE, CALIFORNIA, 92618

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (SSPE) and Special Situations Life Sciences Fund, L.P., a Delaware limited partnership (SSLS). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP; MG Advisers, L.L.C., a Delaware limited liability company (MG), the general partner of SSPE and LS Advisers, L.L.C., a New York limited liability company (LS). Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,857,069
Percent of class: 9.99
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting over 496,072 shares of Common Stock of the Issuer (the Shares) 552,464 Pre-Funded Warrants* and 656,661 Warrants* to purchase 32,833 Shares of Common Stock held by CAYMAN, 1,740,165 Shares, 437,228 Pre-Funded Warrants* and 2,345,216 Warrants* to purchase 117,261 Shares of Common Stock held by SSFQP, 195,431 Shares, 292,374 Pre-Funded Warrants and 375,234 Warrants* to purchase 18,762 Shares of Common Stock held by SSPE, and 390,862 Shares, 584,748 Pre-Funded Warrants and 375,234 Warrants* to purchase 18,762 Shares of Common Stock held by SSLS. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM.
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 496,072 shares of Common Stock of the Issuer (the Shares) 552,464 Pre-Funded Warrants* and 656,661 Warrants* to purchase 32,833 Shares of Common Stock held by CAYMAN, 1,740,165 Shares, 437,228 Pre-Funded Warrants* and 2,345,216 Warrants* to purchase 117,261 Shares of Common Stock held by SSFQP, 195,431 Shares, 292,374 Pre-Funded Warrants and 375,234 Warrants* to purchase 18,762 Shares of Common Stock held by SSPE, and 390,862 Shares, 584,748 Pre-Funded Warrants and 375,234 Warrants* to purchase 18,762 Shares of Common Stock held by SSLS. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP; MG, the general partner of SSPE; and LS, the general partner of SSLS. Greenhouse and Stettner are also controlling principals of AWM.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (05/09/2025)